UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69913

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 MONTGOMERY STREET, SUITE 350

(No. and Street)

SAN FRANCISCO	CA	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Megenity   (770) 263-6003

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP

(Name – if individual, state last, first, middle name)

10 Melville Park Rd	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Keto _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EC Securities, LLC _____, as of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



See Attached Notary
Jurat Certificate

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 3/5/ day of March, 2021, by John Scott Keto,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MGC1 HECTOR OMAR ALDANA
COMM. # 2260791
NOTARY PUBLIC - CALIFORNIA
SONOMA COUNTY
COMM. EXPIRES OCT. 1, 2022 MGC1

(Seal) Signature ______

EC SECURITIES LLC
Financial Statements
For the Year Ended
December 31, 2020
With
Report of Independent Registered
Public Accounting Firm

EC SECURITIES LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2020

C O N T E N T S

Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS:
   Statement of Financial Condition
   Statement of Operations
   Statement of Changes in Member's Equity
   Statement of Cash Flows
   Notes to Financial Statements

SUPPLEMENTARY SCHEDULES:
Schedule I - Computation of net capital pursuant to SEC Rule 15c3-1
Schedule II – Computation for Determination of Reserve Requirements
   Pursuant to SEC Rule 15c3-3
Schedule III – Information Relating to Possession or Control Requirements
   Under SEC Rule 15c3-3

Report of Independent Registered Public Accounting Firm on Assertions
   Regarding Identified Exemption

Assertions Regarding Identified Exemption

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of EC Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EC Securities LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MARCUM GROUP
MEMBER

1

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ www.marcumllp.com

Supplemental Information

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III: Information Relating to Possession of Control Requirements Under Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Marcum LLP

Boston, Massachusetts
March 31, 2021


EC Securities LLC
Statement of Financial Condition
December 31, 2020


Assets

Cash	$	554,190
Accounts receivable		311,197
Prepaid expenses		15,655
FINRA CRD Deposit		505
Total assets	$	**881,547**

Liabilites and member's equity

Liabilities

Due to Parent	$	209,868
Accounts payable and accrued expenses		1,461
Total liabilities		**211,329**
Member's equity		**670,218**
Total liabilities and member's equity	$	**881,547**

The accompanying notes are an integral part of the financial statements.


EC Securities LLC
Statement of Operations
Year Ended December 31, 2020


Revenue

Placement fees	$	577,343
Platform service fees		234,193
Retainer		50,000
Total Revenue		861,536

Expenses

Professional fees	150,371
Employee compensation	286,268
Regulatory Expenses	18,640
Communications	7,845
Insurance	45,123
Occupancy and equipment	91,295
Technology licensing fee	30,000
Other operating expenses	83,993
Total Expenses	713,535

Net income	$	148,001

The accompanying notes are an integral part of the financial statements.

EC Securities LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2020

January 1, 2020	$	37,230
Contribution of expenses paid by Member		484,987
Net Income		148,001
December 31, 2020	$	670,218

The accompanying notes are an integral part of the financial statements.


EC Securities LLC
Statement of Cash Flows
Year Ended December 31, 2020


Cash flows from operating activities:

Net income	$	148,001
Adjustments to reconcile net income to net cash provided by operating activities:		
Contribution of expenses paid by Member		484,987
Changes in assets and liabilities:		
Increase in accounts receivable		(311,197)
Increase in prepaid expenses		(15,655)
Decrease in other assets		19,346
Increase in accrued expenses		1,211
Increase in due to Parent		209,868
Net cash provided by operating activities		536,561
Net increase in cash		536,561
Cash at beginning of year		17,629
Cash at end of year	$	554,190

The accompanying notes are an integral part of the financial statements.

Note 1   <u>**Organization and Summary of Significant Accounting Policies**</u>

<u>**Organization and Business**</u>

EC Securities LLC ("'Company") is a wholly owned subsidiary of Amalgamated Token Services, Inc. (the "Parent," "ATS," or "Member") and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority. The Company engages in the private placement of securities, including private offerings of certain digital securities.

<u>**Revenue Recognition**</u>

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

Revenue for placement services is generally recognized at the point in time that the performance under the arrangement is completed (typically, the closing of a private offering of digital securities). Retainer and other fees received from customers prior to recognizing revenue are reflected as contract liabilities, until the respective performance obligations have been met; typically the successful closing of a private offering of digital securities or the expiration of the contract. There were no contract liabilities recorded as of December 31, 2020 related to advanced consideration received from customers for contracts.

The Company earns platform service fees for services related to the use of its online platform. Revenue on platform service fees is recognized monthly as the service is rendered.

Revenue was earned from two customers during the year in the following percentages of total revenue: 84% and 16%. Of the total revenue recognized, $577,343 was placement fees, $234,193 was platform service fees and the remainder was retainer fees of $50,000.

<u>**Income Taxes**</u>

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. The LLC is regarded as a pass-through entity, where any income tax liability is recognized and paid by the Member.

For all open tax years and all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the period ended

December 31, 2020. The Company's conclusions regarding uncertain tax positions is subject to review and adjustment later based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns and the Company believes it is no longer subject to income tax examinations for years prior to 2019.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2   **Financial Instruments and Concentration of Risk**

Financial instruments subject to risk concentration include cash. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash for the Company exceeding the FDIC insured limit is $304,190 as of December 31, 2020.

Note 3   **Commitments and Contingencies**

The Company has no commitments and contingencies.

Note 4   **Net Capital Requirements**

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $342,861, which was $328,773 in excess of its required net capital of $14,088 and its ratio of aggregate indebtedness to net capital was .62 to 1.0.

Note 5   **Related Party Transactions**

The Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides administrative, payroll, human resources and other services. The Parent paid $694,855 of expenses on behalf of the Company during the year ended December 31, 2020 for these services. Of the $694,855 of expenses that the Parent paid on behalf of the Company, $484,987 is recorded as a contribution in the Company's statement of changes in member's equity and $209,868 is recorded on the Statement of Financial Condition as "Due to Parent."

The Company entered into a Platform Services Agreement ("Platform Agreement") on May 7, 2020 (with a one year term renewable at the Company's option), with a related party, AL Securities, LLC ("ALS"). ALS is an indirect majority owned subsidiary of the majority shareholder of the Parent. The Platform Agreement allows the Company to access and use/manage the online platform. As consideration for the Platform Agreement, the Company provided AngelList Holdings, LLC, the majority shareholder of the Parent with preferred shares of the Parent. The Platform Agreement requires the

Company to supervise ALS's software platform and simultaneously provide broker services to users of the software platform in exchange for platform service revenue in the amount of $30,000 per month. The Platform Agreement requires certain staffing resources be dedicated by the Company to the operation and supervision of the platform. During the year ended December 31, 2020, total revenue earned under the Platform Agreement was $234,193.

Note 6 **Regulatory Requirements – Rule 15c3-3**

The Company operates in reliance upon Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Company does not, and will not, hold customer funds or securities, and its business activities are, and will remain, limited to acting as placement agent for the private offerings of securities, including private offerings of certain digital securities where the issuer (or its transfer agent) has control over the definitive record of ownership (which may be on a distributed ledger or have a distributed ledger associated with it) that allows it to enforce transfer restrictions, correct errors and (to the extent relevant) address lost or stolen tokens or keys; and mergers and acquisitions advisory services.

Note 7 **Estimates and Indemnifications**

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects any risk of loss to be remote.

Note 8 **Risks and Uncertainties**

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial condition, cash flows and the industry in general, in addition to the impact on its employees. At this time, COVID-19 has not changed the Company's ability to operate. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

Note 9 **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTAL INFORMATION

EC Securities LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2020

Computation of Net Capital

Total member's equity qualified for net capital	$	670,218
Non-allowable assets:		
Accounts receivable, other assets and prepaid expenses		327,357
Total non-allowable assets		327,357
Net capital before haircuts		342,861
Less haircuts on securities positions	$	-
Net capital	$	342,861
Aggregate indebtedness	$	211,329
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	14,088
Excess Net Capital	$	328,773
Ratio of aggregate indebtedness to net capital		.62 to 1

Reconciliation of Computation of Net Capital

There were no material reconciling items per this report and the amended quarterly filing, filed on March 29, 2021, by the Company of Part II of the Focus Report with respect to the computation of the Net Capital pursuant to Rule 15c3-1.

See report of independent registered public accounting firm

EC SECURITIES LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO SEC RULE 15C3-3
AS OF DECEMBER 31, 2020

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company operates in reliance on Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. The Firm does not, and will not, hold customer funds or securities, and its business activities are, and will remain, limited to the private placement of securities, including private offerings of certain digital securities.

EC SECURITIES LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15C3-3
AS OF DECEMBER 31, 2020

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company operates in reliance on Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. The Firm does not, and will not, hold customer funds or securities, and its business activities are, and will remain, limited to the private placement of securities, including private offerings of certain digital securities.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) EC Securities LLC (the "Company") asserts that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 adopting amendments to 17 C.F.R. §240.17a-5 and (2) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to those exclusively listed in its exemption report and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with SEC Rule 15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 to SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Marcum LLP

Boston, Massachusetts
March 31, 2021

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ www.marcumllp.com


EC Securities LLC
Exemption Report
December 31, 2020


EC Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

EC Securities LLC

I, Scott Keto, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Chief Executive Officer

March 29, 2021